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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 25, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TELEFLEX INCORPORATED

Full Name of Registrant
N/A

Former Name if Applicable

155 SOUTH LIMERICK ROAD

Address of Principal Executive Office (Street and Number)
LIMERICK, PENNSYLVANIA 19468

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
In connection with the preparation of the financial statements of Teleflex Incorporated (the “Company”) for the fiscal year ended December 25, 2005, the Company has undertaken an extensive analysis of its income tax accounts, involving the substantial commitment of Company financial personnel and accounting consultants. This analysis is largely complete, but certain matters related to the tax accounting for the divestiture of a business during 2005 reported in discontinued operations are being finalized by the Company, including management’s required assessment of internal control over financial reporting relative to income taxes. Once management completes its analysis, the Company will also need to allow its independent auditor, PricewaterhouseCoopers LLP, time to complete its review. Accordingly, the Company is unable to file its annual report on Form 10-K for the year ended December 25, 2005 by the deadline prescribed under Securities and Exchange Commission rules and regulations.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Martin S. Headley	(610)	948-2867
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

The Company anticipates that it will report net income of $138.8 million for the fiscal year ended December 25, 2005. The Company’s net income for the fiscal year ended December 26, 2004 was $9.5 million.

Teleflex Incorporated
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2006	By	/s/ Martin S. Headley

		Name:	Martin S. Headley
		Title:	Executive Vice President and Chief Financial Officer